Exhibit (a)(7)
Alpha Technologies Group, Inc.


To:     [INDIVIDUALIZE]
From:   Lawrence Butler
Date:   March ___, 2003
Re:     Amended Offer to Exchange Options

         On February 28, 2003, I sent to you an Offer to Exchange and related documents describing Alpha's offer for you to exchange your Old Options for New Options. We have amended that offer as evidenced by the attached Amended Offer to Exchange and related documents. While the fundamental terms of the Offer remain the same, I want to highlight some of the differences and clarification between the Amended Offer and original offer:

o Eligible Employees working for any of our subsidiaries may participate in the Offer;

o If we waive a condition for any option holder, we will waive that condition for all option holders;

o We will deliver to you Alpha's promise to grant new options promptly after the expiration of the Offer rather than promptly after we accept and cancel tendered options;

o We have eliminated certain conditions to consummation of the Offer including any condition caused by any act or omission of the Company; and

o We have indicated that each Executive Officer and Director who hold Options intends to tender them for exchange.


         We have enclosed our annual report for the fiscal year ended October 27, 2002 and our Form 10-Q for the quarter ended January 26, 2003, which includes our financial statements for the respective periods. Please read these documents carefully before you make any decisions regarding the offer. This offer expires at 5 p.m. Eastern Standard Time on March 31, 2003.


         Please direct any questions you may have to Jim Polakiewicz, our chief financial officer. Jim's phone number, fax number and email address are: phone number (603) 635-5160, fax number (603) 635-5260, email address
jpolak@wakefield.com.

                                                   Lawrence Butler